SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

25 January 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 25 January 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                 PROTHERICS PLC

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

25 January 2006: Protherics PLC, the biopharmaceutical company focused on critical care and oncology (the "Company"), received notification on 24 January
2006 from M&G Investment Management Limited that, as at 23 January 2006,
Prudential plc and certain of its subsidiary companies held a notifiable interest in 9,873,542 ordinary 2p shares, representing 3.82% of the Company's issued share capital.

The Company's current issued share capital is 258,328,129 ordinary shares, following a £7.5m equity investment by AstraZeneca, announced on 8 December
2005.

                                   ENDS

For further information contact:

Protherics PLC                                  +44 (0) 20 7246 9950
Julie Vickers, Company Secretary                +44 (0) 1928 518010
Nick Staples, Corporate Affairs                 +44 (0) 7919 480510

Financial Dynamics                              +44 (0) 20 7831 3113
Ben Atwell/David Yates